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                                                                     Exhibit (b)


                      General Electric Capital Corporation
                              260 Long Ridge Road
                               Stamford, CT 06927


                                                      January 15, 2001


Penske Truck Leasing Co., L.P.
Sun Acquisition Corporation
P.O. Box 563
Reading, PA 19603-0563
Attn: Frank Cocuzza, Senior Vice President-Finance

     Re: Agreement and Plan of Merger by and among Penske Truck Leasing Co., L.P., Sun Acquisition
           Corporation, and Rollins Truck Leasing Corp.


Gentlemen:

     This letter evidences the irrevocable commitment of General Electric Capital Corporation to make available to you sufficient funds to allow you (i) to purchase all of the shares of the Common Stock of Rollins Truck Leasing Corp. ("Rollins") outstanding at the price of U.S. $13.00 per share, (ii) to retire all outstanding indebtedness of Rollins and its Subsidiaries required to be retired in order to consummate the Offer and/or the Merger, and (iii) to terminate the outstanding stock options of Rollins in accordance with the provisions set forth in Section 4.5 of the referenced Agreement and Plan of Merger. Capitalized terms used above have the meanings given them in such Agreement and Plan of Merger.


                                                   Very truly yours,



                                                   GENERAL ELECTRIC CAPITAL
                                                   CORPORATION

                                                   By /s/ Mark H.S. Cohen

                                                   Title  Vice President,
                                                          Business Development